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HARRY S. PANGAS harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

August 15, 2024

VIA EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E. Washington, D.C. 20549
Attn: Anu Dubey
Thankam Varghese

RE: MSC Income Fund, Inc. —
Preliminary Proxy Statement on Schedule 14A (File No. 814-00939), filed on July 24, 2024 (the “Preliminary Proxy Statement”)
Dear Ms. Dubey and Ms. Varghese:
On behalf of MSC Income Fund, Inc. (the “Company”), set forth below are the Company’s responses to the verbal comment provided by the Staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company’s legal counsel on August 13, 2024 with respect to the Preliminary Proxy Statement. The Staff’s comment is set forth below and is followed by the Company’s response. Capitalized terms used in this letter and not otherwise defined shall have the meanings specified in the Preliminary Proxy Statement.
1.Comment: The Staff refers to the Company’s response to the Staff’s Comment #10.d in the response letter filed by the Company with the SEC on August 12, 2024 (the “Prior Comment”), regarding why the lock-up agreement as an element of the Charter that subjects different stockholders to different holding periods would not create a “senior security” under the Investment Company Act of 1940, as amended (the “1940 Act”). Please further respond to the Prior Comment by addressing the precedent in the Vanguard Index Funds, et al. class order whereby the Vanguard entities applied for relief under Section 18 of the 1940 Act in part due to a certain class of shares being traded on an exchange, while other classes of shares would not. See Investment Company Act Release No. 24680 (Oct. 6, 2000).
Response: We respectfully note that the above-cited Vanguard Index Funds exemptive order (the “Vanguard Order”) has no relevance to the question presented here, which is whether a limited duration lock-up arrangement (whether it is imposed via (1) a contractual agreement between a fund/its underwriters, on the one hand, and a certain number of the fund’s stockholders, on the other hand, or (2) a charter provision applicable to all of the fund’s stockholders at a specified point in time but not to investors who become stockholders thereafter) causes a single class of common shares to morph into two separate classes of shares (i.e., creates a “senior security”) for purposes of Section 18 of the 1940 Act.
Section 18(g) of the 1940 Act defines senior security to include “any stock of a class having a priority over any other class as to the distribution of assets or payment of dividends . . .”. The proposing release for Rule 18f-3 under the 1940 Act explains that the “issuance of multiple

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classes implicates section[] 18(f)(1)” because “a class with lower expenses will have a greater net asset value or higher dividend per share than other classes” and a “class with a higher net asset value may be considered to have a priority as to the distribution of assets . . .”.1 The proposing release states that
Section 18 is, to a large extent, designed to prohibit material differences among the rights of shareholders in a fund. This section implements the policy expressed in section 1(b)(3) of the Investment Company Act of preventing funds from “issu[ing] securities containing inequitable or discriminatory provisions.” (footnotes omitted; emphasis added).2
The application for the Vanguard Order states that “[s]ince holders of Conventional Shares and VIPER Shares will pay different expenses and have different redemption, trading and voting rights, Applicants are requesting relief from Sections 18(f)(1) and 18(i).”3 Consistent with Section 18(g) of the 1940 Act, as explained in the Rule 18f-3 proposing release, the differing expenses allocated to the Conventional Shares and VIPER Shares in the facts of the Vanguard Order establish that the issuance of the VIPER Shares would create a senior security and implicate Section 18(f)(1) of the 1940 Act. The differing redemption, trading and voting rights do not create a senior security (but may implicate other provisions of the 1940 Act). As the Rule 18f-3 proposing release states, Section 18 of the 1940 Act may implement the policy considerations in Section 1(b)(3) of the 1940 Act “to a large extent,” but it does not prohibit any and all restrictions that might be considered “inequitable or discriminatory”.4 Importantly, the Vanguard Order does not address a request for relief relating to lock-up arrangements, and neither the proposing release nor the adopting release for Rule 18f-3 addresses lock-up arrangements.
The limited duration lock-up arrangement described in Listing Charter Amendment Proposal 1 does not create a senior security as defined in Section 18(g) of the 1940 Act. The Shares subject to the Company’s proposed lock-up arrangement have the same claim to the Company’s assets and dividends as any Shares that may be issued following a Listing. Moreover, the lock-up arrangement does not raise the policy concerns stated in Section 1(b)(3) of the 1940 Act. This conclusion is supported by the universal practice of obtaining limited duration contractual lock-up agreements from, or applying limited duration transfer restrictions via a charter provision5 applicable to, certain stockholders but not others in connection with initial public offerings (“IPOs”) and follow-on equity offerings for closed-end funds (both registered closed-end funds and business development companies (“BDCs”)). The fact that the transfer restrictions are included in the charter of an issuing closed-end fund as opposed to being memorialized in a contractual agreement should have no bearing on the question of whether a limited duration lock-up arrangement creates a “senior security” for purposes of Section 18 of the 1940 Act. If that were not the case (i.e., if it did matter where and how the transfer restrictions were memorialized or whether a stockholder specifically consented thereto), then it would create a significant loophole or end-run around the prohibitions set forth in Section 18, as issuers could simply opt for one approach instead of the other during the organization of the fund. As a result, given that a limited duration lock-up arrangement does not create a “priority . . . as to distribution of assets or payment of divide
1 58 Fed. Reg. 68,077 (Dec. 23, 1993).
2 Id.
3 In the Matter of the Application of Vanguard Index Funds et al., File No. 812-12094 (July 12, 2000), at 36– 37.
4 See 58 Fed. Reg. 68,077 (Dec. 23, 1993).
5 See, e.g., the charters of CĪON Investment Corporation, Goldman Sachs BDC, Inc., Crescent Capital BDC, Inc., Blue Owl Capital Corporation, Blue Owl Technology Finance Corp. II, Blue Owl Capital Corp III, SLR Private Credit BDC II LLC, Varagon Capital Corp., SLR HC BDC LLC and TriplePoint Private Venture Credit Inc.

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nds,” it cannot and should not be construed to create a “senior security” for purposes of Section 18 of the 1940 Act.
It is important to highlight that the Company’s stockholders have had limited avenues of liquidity for their Shares since 2012 (such liquidity coming in the form of limited tender offers) and that the Company is seeking to provide them with a path to full liquidity, if stockholders so desire, via a Listing and potential concurrent follow-on equity offering, which is intended to bring long-term institutional and other investors to support the Company and the trading of its Shares post-Listing. The investment bankers with whom the Company’s management have consulted in connection with the Listing and potential concurrent follow-on equity offering have indicated that it would be very difficult, if not impossible, to execute such an offering without the lock-up arrangements found in other recent similar BDC equity offerings (and on which on the lock-up arrangement described in Listing Charter Amendment Proposal 1 is patterned).6
The lock-up arrangement described in Listing Charter Amendment Proposal 1 is intended to benefit the Company’s stockholders by facilitating a Listing and any potential concurrent follow-on equity offering and, thereby, provide them with a path to full liquidity on an investment that they have held, in some cases, since 2012. Such liquidity will become available six months following a Listing and will be fully available to them, if they so desire, one year and a day following the Listing, which is a short period of time to wait in comparison to the 11+ year period to date. During the period for which the lock-up arrangement described in Listing Charter Amendment Proposal 1 will apply, the affected stockholders will be subject to the same expenses and receive the same amount of dividends/distributions per Share (including upon liquidation of the Company) as all other stockholders (in each case, on a pro rata basis based on all outstanding Shares, regardless of whether any Shares are subject to the lock-up arrangement) and will have the same net asset value per Share as every other stockholder of the Company. In light of these facts, the Company respectfully submits that the lock-up arrangement described in Listing Charter Amendment Proposal 1 does not run afoul of any investor protection concerns. Instead, it is in stockholders’ best interests because it provides them with a path to full liquidity with respect to their investment in the Company if stockholders desire to seek it.
* * *

6 See, e.g., the 2024 IPOs conducted by Palmer Square Capital BDC, Inc. (33% of shares released from lock-up 180 days after listing, an additional 33% of shares released from lock-up 270 days after listing and the remaining 33% of shares released from lock-up 360 days after listing); Morgan Stanley Direct Lending Fund (33% of shares released from lock-up 180 days after listing, an additional 33% of shares released from lock-up 270 days after listing and the remaining 33% of shares released from lock-up 365 days after listing, except that shares held by certain affiliates of the company’s investment adviser and the company’s directors, officers and members of its investment committee could not be transferred until 365 days after listing); Nuveen Churchill Direct Lending Corp. (15% of shares released from lock-up 90 days after listing, an additional 35% of shares released from lock-up 180 days after listing and the remaining 50% of shares released from lock-up 270 days after listing, except that shares held by affiliates of the company’s investment adviser could not be transferred until 365 days after listing); Sound Point Meridian Capital, Inc. (33% of shares released from lock-up 180 days after listing, an additional 33% of shares released from lock-up 270 days after listing and the remaining 33% of shares released from lock-up 360 days after listing); and Kayne Anderson BDC, Inc. (33% of shares released from lock-up 180 days after listing, an additional 33% of shares released from lock-up 270 days after listing and the remaining 33% of shares released from lock-up 365 days after listing, except that shares held by the company’s investment adviser and the company’s directors and executive officers could not be transferred until 365 days after listing).

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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3466 (or by email at harry.pangas@dechert.com) or Clay Douglas by telephone at 202.261.3326 (or by email at clay.douglas@dechert.com).

Sincerely,
/s/ Harry S. Pangas
Harry S. Pangas

cc: Dwayne L. Hyzak, MSC Income Fund, Inc.
Jason B. Beauvais, Esq., MSC Income Fund, Inc.
Cory E. Gilbert, MSC Income Fund, Inc.
Clay Douglas, Esq., Dechert LLP
James Curtis, Esq., Dechert LLP